SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number:  001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

QUARTERLY REPORT

January-June 2003

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-06-03	30-06-02	Δ% (YoY)

BALANCE SHEET (millions of euros)
Total assets	277,874	283,100	(1.8)
Total lending (gross)	147,620	146,236	0.9
Customer funds recorded on balance sheet	182,771	183,375	(0.3)
Other customer funds managed	112,024	115,109	(2.7)
Total customer funds managed	294,795	298,484	(1.2)
Shareholders’ funds (including profit for the year)	13,126	13,230	(0.8)

INCOME STATEMENT (millions of euros)
Net interest income	3,348	4,258	(21.4)
Core revenues	4,946	6,140	(19.4)
Ordinary revenues	5,349	6,492	(17.6)
Operating profit	2,479	2,995	(17.2)
Operating profit (Argentina and Brazil consolidated under equity method)	2,449	2,657	(7.8)
Pre-tax profit	1,873	1,875	(0.1)
Attributable net income	1,167	1,166	0.1

DATA PER SHARE AND MARKET CAPITALISATION (30-06)
Share price	9.15	11.45	(20.1)
Market capitalisation (millions of euros)	29,242	36,593	(20.1)
Attributable net income	0.37	0.36	0.1
Book value	4.11	4.14	(0.8)
PER (Price Earning Ratio; times) (1)	13.9	21.3
P/BV (Price/Book value; times)	2.2	2.8

RELEVANT RATIOS (%)
Operating income/ATA	1.82	2.04
ROE (Attributable net income/Average equity)	18.9	18.1
ROA (Net income/Average total assets)	1.10	1.09
RORWA (Net income/Risk weighted assets)	1.87	1.90
Cost/income ratio	46.6	46.3
NPL ratio	2.12	1.86
Coverage ratio	159.4	178.5

CAPITAL ADEQUACY RATIOS (BIS rules) (%)
Total	12.0	12.5
Core capital	6.0	5.9

OTHER INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,183,969	1,180,843
Number of employees	86,791	95,171
• Spain	31,275	31,392
• America (2)	53,464	61,726
• Rest of the world	2,052	2,053
Number of branches	6,968	7,685
• Spain	3,384	3,436
• America (2)	3,384	4,038
• Rest of the world	200	211

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	The 1H03 PER is calculated taking into consideration the median of the analysts’ estimates (July 2003).
(2)	This heading includes BBVA Group’ s banking and pension management activities in all Latin American countries in which it is present.

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BBVA Group in the first half of 2003

The rapid end to armed conflict in Iraq in the second quarter of 2003 eased uncertainty and helped stock markets to recover. However, weakness continued in the main economic areas of the world although growth in Spain was relatively better. Hope of recovery is now focused on the end of the year.

In view of this situation the European Central Bank and the Federal Reserve once again cut interest rates –to record lows of 2% and 1%, respectively. This placed further pressure on the business margins of banks. The euro continued to appreciate against the dollar during the quarter.

Seen in this context the BBVA Group highlights during the first half year were as follows:

•	Net attributable profit for the second quarter rose to 653 million euros. This was 27.2% higher than the previous quarter and 12.9% higher than the same quarter of 2002. The amount is the highest earnings figure since the second quarter of 2001. Net attributable profit for the first half, which was 1,167 million euros, exceed the figure for the same period last year by 0.1%. At constant exchange rates the increase is 9.6%.

•	Return on equity (ROE) was 18.9% and this exceeded ROE in first half of 2002 (18.1%). Return on assets (ROA) was 1.10%.

•	The increase in attributable profit in the semester (at a constant exchange rate) is the consequence of operating income growing by 10.4% (6.7% in the first quarter); there was a neutral effect of the items that make the profit and loss account between operating income and earnings before tax. In this case lower capital gains were offset by lower extraordinary losses.

•	The increase in operating income in the semester came from all business areas: the increase was 1.1% in Retail Banking in Spain and Portugal, 16.7% in Wholesale and Investment Banking and 17.2% in America. In the second quarter all lines on the income statement in terms of year-on-year figures outperformed those of the first quarter.

•	Costs remained under control and even fell back in domestic businesses. The cost/income ratio improved further to 46.2% at the end of the first half, compared to 47.4% for the same period last year and 47.1% in the first quarter. Improvements were noted in all three business areas.

•	In the second quarter activity increased in Spain especially in regard to Retail Banking. This was aided by the roll-out of a series of innovative products for various business segments. Further growth in lending and new funds was more than equal to the erosion of customer spreads and had a positive effect on net interest income. Customer spreads within the Group recorded moderate drops due to the fall in market rates.

•	In the Wholesale Banking business –where the Group is the leading franchise in Spain–

3  |

BBVA Group in the first half of 2003

attributable profit in the first half rose to 218 million euros. This figure is 25.7% higher than the same period last year.

•	Good results in Mexico, especially in terms of liquid funds, loans with higher yields and fee income, is contributing to a healthier basic margin. The increase in revenues together with effective control of operating expenses resulted in an increase of 28.2% in operating income during the first half.

•	Attributable profit at other Group banks in Latin America during the first half of the year came to 83 million euros. This figure was 64.7% higher than the first half of 2002 expressed at constant exchange rates and 5.2% higher at current rates.

•	Non-performing loans (NPL) continued to improve during the quarter, closing at 1.57% excluding Argentina and Brazil (1.64% at March 31st 2003 and 1.70% at December 31st 2002). Coverage grew to 194.9%. The corresponding NPL figure for the Spanish resident sector fell during the quarter to 0.75%, which is lower than average for the entire financial system.

•	The capital base of the BBVA Group is extremely sound. Core capital stands at 6.0%, Tier I is 8.1% and BIS ratio is 12.0%.

The sale of BBV Brasil and the taking of the stake of 4.44% in Bradesco mean that earnings generated in Brazil are being incorporated in the 2003 figures by the equity method. Due to accounting instability in Argentina during 2002, its results continue to be isolated to provide a more precise picture of the Group’s performance. Therefore the statutory income statement is accompanied by a corresponding proforma statement where income generated in Argentina and Brazil in 2002 and 2003 is included using the equity method. This entails no change in attributable earnings. Unless otherwise indicated, the following remarks refer to the latter financial statement.

The depreciation of Latin-American currencies against the euro had a significant effect on the Group’s income in the region. There was a notable depreciation in the first half of 2002 and first half of 2003 in the Mexican peso (28.9%), the Venezuelan bolivar (53.2%), the Chilean peso (25.3%), the Colombian peso (35.7%) and the U.S. dollar (18.8%). The above proforma statement also contains a column with the variations shown at constant exchange rates in order to isolate this effect.

Income for the period

The BBVA Group once again displayed its capacity to generate recurrent earnings. Operating income in the second quarter was 1,268 million euros and this was 8.7% greater (at constant exchange rate) than the previous quarter and 14.0% greater than the same quarter of 2002. It is the highest figure in the last six quarters. This improvement over the previous quarter meant that cumulative operating income for the first half was 2,449 million euros – a rise of 10.4% over the previous year and 6.7% greater than the first quarter.

Operating income from Retail Banking in Spain and Portugal in the second quarter grew by 3.8% compared to the first quarter. The figure for the half year is 1.1% greater than the same period last year. Year-on-year growth in Wholesale and Investment Banking for the first half-year rose to 16.7%. In America operating income increased by 17.2% expressed at constant exchange rates, supported by growth in Mexico.

Net interest income between April and June came to 1,711 million euros. This is the highest quarterly figure at constant exchange rates achieved in 2002 or 2003. The cumulative amount for the half-year increased by 4.9% (a decrease of 11.5% at current exchange rates). Income from domestic retail business increased by 0.7% as growth in activity was more than able to offset narrower spreads. America grew by 15.5% at constant exchange rates, Mexico by 18.6% and the other banks by 13.1%.

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Net fee income in the first half was 1,555 million euros, an increase of 2.9%. Year-on-year comparisons continue to be affected by domestic business due to market weakness and a drop in the average fees on mutual funds. In the second quarter, the increase in funds under management and more stable fee income caused fund management fee income to grow. Net fee income in America grew in Mexico (15.6%) and in the other banks (12.2%).

The basic margin grew by 4.2% at constant exchange rates to 4,898 million euros. Together with 336 million euros from earnings on financial transactions (which climbed 32.4% through contributions from the wholesale business), it resulted in operating income of 5,234 million euros. This was 5.7% higher than the first half of 2002.

Operating expenses fell by 13.5% in current euros and increased by only 2.2% in constant euros. Reductions in domestic business expenses continued (2.2% in Retail Banking and 11.2% Wholesale Banking). In America, expenses rose by 5.1% at constant exchange rates (only 1.9% in Mexico). This was considerably less than the inflation rate in the region.

The changes in income and expenses meant that the cost/income ratio continued to improve, falling to 45.3% in the second quarter (compared to 47.1% in the first quarter). For the half-year it was 46.2% (47.4% a year earlier). All three business areas recorded improvements in this ratio: 45.2% for Retail Banking, 29.2% for Wholesale and Investment Banking and 43.0% in America.

Net income from companies carried by the equity method in the first half exceeded the same period last year by 16.1%. This was due in part to the adjustment made in 2002 to the final 2001 figures for Repsol and BNL (104 million euros). It was also affected in the current year by publication of the final 2002 results for associate companies – mainly Telefónica and Terra (96 million euros). Income from Group operations, which includes capital gains of 343 million euros from the sale of the holding in Crédit Lyonnais, fell by 42.7% compared to the first half of 2002.

The Group has made provisions of 993 million euros, which is a fall of 30.0% at current exchange rates. Out of this figure, 647 million euros were allocated to loan loss provisions (a lower figure than the previous year due to the effect of exchange rates and due to the transfer of Argentina to Group 5 country-risk where coverage was rised to 50% in the first half of 2002 and only a further 25% was necessary in the current half-year). Amortisation of goodwill was 301 million euros, an increase of 15.1%. The increase was due to the amortisation in this quarter of 39 million euros related to the investment in Bradesco. Consequently the specific reserve set up for this purpose in 2002 has been released. Lastly any year-on-year comparison of extraordinary income must take into account the fund of 209 million euros set up in 2002 following an announcement by Telefónica regarding amortisation of its UMTS licences. This was later reflected in the net income from companies consolidated by the equity method.

In the semester, the various positive and negative effects below the operating income line on the income statement tend to cancel each other out. Therefore the increase in operating income (without the exchange rate effect) carries through to earnings before tax, which rose by 13.5% to 1,830 million euros (1.2% less in constant euros). Compared to the first half of 2002, corporate income tax has increased. This is due to the lower level last year as a result of a deduction for devaluation of American currencies. On the other hand, minority interests fell, due to the lower cost of preference shares. This was the result of the redemption of old issues and the lower rates of new issues.

Therefore, net attributable profit for the Group in the first half of 2003 came to 1,167 million euros. This amount is 9.6% higher than the first half of last year calculated at constant exchange rates, and 0.1% higher at current exchange rates.

5  |

BBVA Group in the first half of 2003

Balance sheet and business activity

Year-on-year comparisons of the Group balance sheet and its business activity continue to be affected by the depreciation of American currencies against the euro. Between June 30th 2002 and June 30th 2003 the Mexican peso depreciated by 16.7%, the Venezuelan bolivar by 26.7%, the Chilean peso by 14.2%, the Colombian peso by 25.6% and the U.S. dollar by 12.7%. However, the effect is lower than in previous quarters because a large part of the depreciation which occurred last year was included in the figures at June 30th 2002.

At June 30th 2003 total Group assets came to 278 billion euros, which is only 1.8% less than one year ago (at the end of March it was 10.4% less). Business volume, calculated by adding total loans and customer funds, came to 442 billion euros, a year-on-year decrease of just 0.5% – despite changes in exchange rates and the withdrawal from Brazil. Excluding Argentina and Brazil and calculated at constant exchange rates, the business volume grew by 5.1%.

Lending comes to 148 billion euros, 0.9% higher than the figure at June 30th 2002 (at the end of March lending had fallen by 5.4%). Excluding Argentina and Brazil and at constant exchange rates, the increase is 5.6%. Loans to other resident sectors accelerated by 9.7%, reaching 94 billion euros. Once again the fastest growth came in secured loans, which grew by 15.4% (17.3% in market mortgages), while financial leasing also grew (26.7%) followed by credit card lending (10.9%).

Loans to non-residents increased slightly in the second quarter. The overall year-on-year decline at June 30th 2003 eased to 15.0% due to the lower impact of currency depreciation and selective loan growth depending on the country.

A reduction in non-performing loans (NPL) and the growth in lending during the quarter, led to further improvement in the key indicators of asset quality. At the end of June the NPL ratio was 1.57% (excluding Argentina and Brazil) compared to 1.64% at March 31st 2003 and 1.70% at December 31st 2002. Compared to the end of the previous quarter, the NPL ratio for Retail Banking fell further to 0.91% and in Wholesale Banking it fell to 0.99%. In America the ratio increased to 4.40% through the application of doubtful-loan criteria in certain countries. The coverage ratio now stands at 194.9% (excluding Argentina and Brazil).

Total customer funds managed by the Group came to 295 billion euros at the end of June. This was an increase of 3.5% over March 31st 2003. The year-on-year decline slowed to 1.2% and this figure would be an increase of 4.9% if the impact of exchange rates, Argentina and Brazil is excluded.

During the quarter, funds on the balance sheet grew by 2.2% to 183 billion euros. This figure is now nearly the same as in June 2002. (Excluding Argentina and Brazil and calculated at constant exchange rates, the figure grew by 5.6%.) Deposits from other resident sectors exceeded 68 billion euros, with an increase of 7.7% in transactional deposits. This was especially noted in savings accounts (which grew by 13.7%) after including the balances captured during the “Libretón” 15-day savings book campaign in May. Fixed deposit accounts were affected by volatility in euro deposits (if this is excluded they grew by 3.8%). The Group also captured funds through the placement of bills of exchange and other financial products that are recorded partly under marketable securities.

The year-on-year change in Public Sector debits basically reflects the closure of the Law Court account in the first quarter. Non-resident deposits grew by 2.5% in the second quarter. The year-on-year decline therefore eased from 24.0% in March to 4.6%. This

|  6

was aided by the growth in local currency terms despite the negative impact of exchange rates. As in the resident sector, the best performers were current accounts and savings accounts, especially in Mexico.

Off-balance-sheet funds (mutual funds, pension funds and customers’ portfolios), grew by 5.8% over March to 112 billion euros. They are now only 2.7% below the June 30th 2002 figure. Mutual funds in Spain are beginning to recover, recording significant growth in guaranteed funds while pension funds are recording year-on-year increases of 8.5% in Spain. This was also true of the America in this quarter (increase of 4.5%).

Capital base

The capital base of the BBVA Group remains strong. According to BIS rules, at June 30th 2003 the capital base was 20,096 million euros and the capital base surplus came to 5,389 million euros. Risk weighted assets increased significantly due to higher activity in the quarter.

Core capital amounts to 10,060 million euros as of 30th June an increase over the 9,733 million of 31st March. The resulting ratio is maintained at 6.0% despite the said increase in risk weighted assets.

The other components of the Tier I (preference shares) is affected by the early redeption of two preference share issues on April 20th and June 30th of $ 200 million and $ 248 million respectively, in view of market conditions (coupons were 7.2% and 8.0%).

Total preference shares amount to 3,567 million euros at 30-6-03, a drop of 10.7% over 31-3-03. Their weighting in Tier I has been reduced 3 percentage points to a 26.2% which allows a comfortable margin (to reach 30%) to launch new issues of this instrument in the future.

Total Tier I amounted to 13,627 million euros at 30-6-03, a ratio of 8.1%. Adding Tier II funds the BIS ratio stands at 12.0%. In the month of July a new subordinated debt issue was launched totalling 600 million euros for a 10 year period. If this late issue was included in the calculation the BIS ratio would be raised over 12.3%.

Standard & Poor’s maintained BBVA’s ratings and increased the outlook to stable. Fitch also confirmed its ratings with a stable outlook.

The BBVA Share

In the second quarter the world’s stock markets commenced significant recovery: Euro Stoxx 50 (+18.8%), S&P (+14.9%) and Nikkei (+13.9%). Once investors had put the geopolitical uncertainty generated by the Iraq conflict behind them, their attention turned to the international economic situation and its possible development, and to company results. As in the first quarter, the Euro Zone market was dominated by Euro Stoxx 50 futures operations and share baskets which track the index.

Against this background, the BBVA share price rose by 19.9% in the second quarter. It outperformed the Ibex 35 (16.9%) and the Euro Stoxx 50, although it underperformed the Euro Stoxx Banking Index (23.6%). The latter index represents the banking sector in the Euro area. Liquidity of BBVA shares increased during the quarter as average daily trading rose to 32 million shares. Average daily turnover was 279 million euros (269 million euros in the previous quarter).

With regard to shareholder remuneration, a gross complementary dividend of 0.078 euros per share against the 2002 results was paid on April 10th. On July 10th the first interim dividend of 0.09 euros per share was paid against 2003 results. This year it is the Bank’s intention to pay a dividend similar to 2002.

7  |

BBVA Group in the first half of 2003

Income statement

Consolidated income statement

(Millions of euros)

	1H03	Δ% (YoY)	1H02
Financial revenues	6,565	(28.5)	9,181
Financial expenses	(3,480)	(32.3)	(5,138)
Dividends	263	22.2	215

NET INTEREST INCOME	3,348	(21.4)	4,258
Net fee income	1,598	(15.1)	1,882

CORE REVENUES	4,946	(19.4)	6,140
Net trading income	403	14.3	352

ORDINARY REVENUES	5,349	(17.6)	6,492
Personnel costs	(1,629)	(16.2)	(1,943)
General expenses	(862)	(19.1)	(1,065)

GENERAL ADMINISTRATIVE EXPENSES	(2,491)	(17.2)	(3,008)
Depreciation and amortization	(258)	(24.5)	(343)
Other operating revenues and expenses (net)	(121)	(17.5)	(146)

OPERATING PROFIT	2,479	(17.2)	2,995
Net income from companies under the equity method	115	44.5	80
Memorandum item: dividends received	(182)	14.3	(159)
Amortization of goodwill	(301)	15.1	(262)
Net income from Group transactions	278	(42.7)	485
Net loan loss provisions	(847)	(14.7)	(993)
Net securities writedowns	—	n.m.	3
Extraordinary items (net)	149	n.m.	(433)

PRE-TAX PROFIT	1,873	(0.1)	1,875
Corporate income tax	(373)	32.8	(281)

NET INCOME	1,500	(5.9)	1,594
Minority interests	(333)	(22.4)	(428)
• Preference shares	(120)	(20.8)	(150)
• Other	(213)	(23.4)	(278)

ATTRIBUTABLE NET INCOME	1,167	0.1	1,166

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Consolidated income statement

(Argentina and Brazil consolidated under the equity method)

(Millions of euros)

	1H03	Δ% (YoY)	Δ% at constant exchange rate	1H02
Financial revenues	6,403	(18.8)	(4.7)	7,884
Financial expenses	(3,323)	(23.1)	(10.7)	(4,320)
Dividends	263	23.1	27.4	214

NET INTEREST INCOME	3,343	(11.5)	4.9	3,778
Net fee income	1,555	(12.7)	2.9	1,781

CORE REVENUES	4,898	(11.9)	4.2	5,559
Net trading income	336	(0.4)	32.4	337

ORDINARY REVENUES	5,234	(11.2)	5.7	5,896
Personnel costs	(1,589)	(12.5)	1.1	(1,816)
General expenses	(829)	(15.3)	4.4	(979)

GENERAL ADMINISTRATIVE EXPENSES	(2,418)	(13.5)	2.2	(2,795)
Depreciation and amortization	(249)	(18.6)	(3.1)	(305)
Other operating revenues and expenses (net)	(118)	(15.8)	8.1	(139)

OPERATING PROFIT	2,449	(7.8)	10.4	2,657
Net income from companies under the equity method	118	16.1	15.5	101
Memorandum item: dividends received	(182)	13.2	20.4	(161)
Amortization of goodwill	(301)	15.1	15.1	(262)
Net income from Group transactions	278	(42.7)	(42.8)	485
Net loan loss provisions	(647)	(26.7)	(14.0)	(883)
Net securities writedowns	—	n.m.	n.m.	3
Extraordinary items (net)	(67)	(73.2)	(62.8)	(248)

PRE-TAX PROFIT	1,830	(1.2)	13.5	1,853
Corporate income tax	(331)	27.5	68.4	(260)

NET INCOME	1,499	(5.9)	5.9	1,593
Minority interests	(332)	(22.4)	(5.3)	(427)
• Preference shares	(120)	(20.8)	(20.8)	(150)
• Other	(212)	(23.4)	6.3	(277)

ATTRIBUTABLE NET INCOME	1,167	0.1	9.6	1,166

9  |

BBVA Group in the first half of 2003

Income statement

Consolidated income statement: quarterly evolution

(Millions of euros)

	2003		2002
	2Q	1Q	4Q	3Q	2Q	1Q
Financial revenues	3,190	3,375	3,813	4,240	4,662	4,519
Financial expenses	(1,653)	(1,827)	(2,077)	(2,569)	(2,649)	(2,489)
Dividends	161	102	77	66	131	84

NET INTEREST INCOME	1,698	1,650	1,813	1,737	2,144	2,114
Net fee income	792	806	920	866	911	971

CORE REVENUES	2,490	2,456	2,733	2,603	3,055	3,085
Net trading income	206	197	231	182	146	206

ORDINARY REVENUES	2,696	2,653	2,964	2,785	3,201	3,291
Personnel costs	(800)	(829)	(895)	(860)	(941)	(1,002)
General expenses	(442)	(420)	(539)	(470)	(515)	(550)

GENERAL ADMINISTRATIVE EXPENSES	(1,242)	(1,249)	(1,434)	(1,330)	(1,456)	(1,552)
Depreciation and amortization	(130)	(128)	(146)	(142)	(166)	(177)
Other operating revenues and expenses (net)	(62)	(59)	(58)	(57)	(66)	(80)

OPERATING PROFIT	1,262	1,217	1,326	1,256	1,513	1,482
Net income from companies under the equity method	89	26	77	(124)	(59)	139
Memorandum item: dividends received	(114)	(68)	(53)	(30)	(100)	(59)
Amortization of goodwill	(170)	(131)	(288)	(129)	(126)	(136)
Net income from Group transactions	78	200	(95)	(29)	373	112
Net loan loss provisions	(524)	(323)	(439)	(311)	(556)	(437)
Net securities writedowns	—	—	—	—	—	3
Extraordinary items (net)	246	(97)	(118)	118	(347)	(86)

PRE-TAX PROFIT	981	892	463	781	798	1,077
Corporate income tax	(164)	(209)	(244)	(128)	(7)	(274)

NET INCOME	817	683	219	653	791	803
Minority interests	(164)	(169)	(155)	(164)	(212)	(216)
• Preference shares	(56)	(64)	(63)	(63)	(74)	(76)
• Other	(108)	(105)	(92)	(101)	(138)	(140)

ATTRIBUTABLE NET INCOME	653	514	64	489	579	587

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Consolidated income statement (Argentina and Brazil

consolidated under the equity method): quarterly evolution

(Millions of euros)

	2003		2002
	2Q	1Q	4Q	3Q	2Q	1Q
Financial revenues	3,129	3,274	3,624	3,569	3,818	4,066
Financial expenses	(1,579)	(1,744)	(1,986)	(1,947)	(2,082)	(2,238)
Dividends	161	102	76	66	129	84

NET INTEREST INCOME	1,711	1,632	1,714	1,688	1,865	1,912
Net fee income	771	784	891	836	872	910

CORE REVENUES	2,482	2,416	2,605	2,525	2,737	2,822
Net trading income	176	160	208	98	178	159

ORDINARY REVENUES	2,658	2,576	2,813	2,622	2,915	2,981
Personnel costs	(779)	(810)	(856)	(817)	(894)	(922)
General expenses	(425)	(404)	(497)	(435)	(480)	(498)

GENERAL ADMINISTRATIVE EXPENSES	(1,204)	(1,214)	(1,353)	(1,251)	(1,374)	(1,420)
Depreciation and amortization	(126)	(123)	(138)	(135)	(150)	(155)
Other operating revenues and expenses (net)	(60)	(58)	(56)	(56)	(63)	(77)

OPERATING PROFIT	1,268	1,181	1,266	1,180	1,328	1,329
Net income from companies under the equity method	89	29	(131)	(130)	(44)	145
Memorandum item: dividends received	(114)	(68)	(54)	(30)	(100)	(59)
Amortization of goodwill	(170)	(131)	(288)	(130)	(126)	(136)
Net income from Group transactions	78	200	58	(29)	373	112
Net loan loss provisions	(335)	(312)	(267)	(295)	(504)	(379)
Net securities writedowns	—	—	—	—	—	3
Extraordinary items (net)	10	(77)	(118)	179	(243)	(5)

PRE-TAX PROFIT	940	890	520	776	784	1,069
Corporate income tax	(124)	(207)	(318)	(120)	5	(264)

NET INCOME	816	683	203	655	789	805
Minority interests	(163)	(169)	(138)	(167)	(210)	(218)
• Preference shares	(56)	(64)	(63)	(63)	(75)	(76)
• Other	(107)	(105)	(76)	(104)	(135)	(142)

ATTRIBUTABLE NET INCOME	653	514	64	489	579	587

11  |

BBVA Group in the first half of 2003

Income statement

Breakdown of yields and costs

	2Q03		1Q03		4Q02
	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost
Credit entities	10.5	3.96	10.5	4.01	10.6	5.77
• Euros	4.1	2.65	4.3	2.22	3.6	0.62
• Foreign currencies	6.4	4.79	6.2	5.26	7.0	8.40
Lending	52.7	5.60	53.0	6.01	51.9	6.36
• Euros	40.4	4.72	40.0	4.96	37.7	5.19
– Resident	36.5	4.79	36.3	5.06	34.6	5.23
– Other	3.9	4.00	3.7	3.95	3.1	4.76
• Foreign currencies	12.3	8.51	13.0	9.23	14.2	9.46
Securities portfolio	27.9	5.31	27.3	5.73	28.3	5.46
• Fixed-income securities	24.3	5.14	23.6	5.98	24.7	5.82
– Euros	14.5	3.36	13.8	3.61	13.7	4.00
– Foreign currencies	9.8	7.77	9.8	9.32	11.0	8.06
• Equity securities	3.6	6.41	3.7	4.11	3.6	3.02
– Companies carried by the equity method	2.6	6.53	2.6	3.90	2.5	3.10
– Other holdings	1.0	6.11	1.1	4.63	1.1	2.83
Non-earning assets	8.9	—	9.2	—	9.2	—
AVERAGE TOTAL ASSETS	100.0	4.86	100.0	5.18	100.0	5.47

Credit entities	19.3	3.07	18.2	3.69	20.8	3.56
• Euros	11.5	2.33	11.4	2.74	11.4	3.32
• Foreign currencies	7.8	4.15	6.8	5.27	9.4	3.85
Customer funds	65.7	2.65	66.1	2.99	64.0	3.30
• Customer deposits	51.3	2.49	52.4	2.83	51.7	3.13
– Euros	31.4	1.87	30.8	2.01	29.4	2.21
– Resident deposits	18.6	1.32	19.2	1.42	19.6	1.58
– Other	12.8	2.67	11.6	3.00	9.8	3.48
– Foreign currencies	19.9	3.47	21.6	4.00	22.3	4.34
• Debt and other marketable securities	14.4	3.19	13.7	3.58	12.3	4.03
– Euros	12.2	3.03	11.1	3.47	9.2	3.80
– Foreign currencies	2.2	4.11	2.6	4.06	3.1	4.68
Shareholders’ funds	4.4	—	4.8	—	4.3	—
Non-interest bearing liabilities	10.6	—	10.9	—	10.9	—
AVERAGE TOTAL LIABILITIES	100.0	2.40	100.0	2.73	100.0	2.92

NET INTEREST MARGIN/ATA		2.46		2.45		2.55

|  12

Net fee income (1)

(Millions of euros)

	1H03	Δ% (YoY)	1H02
NET FEE INCOME	1,555	(12.7)	1,781

Collection and payment services	646	(8.8)	708
• Credit and debit cards	277	(0.9)	279
• Others	369	(14.0)	429

Client assets	510	(18.0)	622
• Mutual and pension funds	469	(16.9)	565
• Portfolios managed	41	(28.7)	57

Other securities services	225	(17.0)	272
• Purchase/sale of securities	59	(23.2)	77
• Underwriting and placing	34	(11.5)	39
• Custody services	132	(15.4)	156

Other commissions	174	(2.8)	179

(1) Argentina and Brazil under the equity method.

13  |

BBVA Group in the first half of 2003

Income statement

General and administrative expenses (1)

(Millions of euros)

	1H03	Δ% (YoY)	1H02
PERSONNEL COSTS	1,589	(12.5)	1,816
Wages and salaries	1,182	(13.3)	1,363
• Fixed remuneration	965	(13.5)	1,115
• Variable remuneration	217	(12.5)	248
Employee welfare expenses	292	(4.5)	306
• Of which: pension funds	75	12.5	67
Training expenses and other	115	(21.5)	147

GENERAL EXPENSES	829	(15.3)	979
Premises	176	(19.7)	219
Computer equipment	171	(7.1)	184
Communications	100	(19.7)	124
Publicity	59	(19.4)	74
Corporate expenditure	33	(13.0)	38
Other expenses	216	(16.5)	258
Taxes	74	(8.7)	82

TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	2,418	(13.5)	2,795

(1)	Argentina and Brazil under the equity method.

Net income on Group transactions and total net provisions (1)

(Millions of euros)

	1H03	Δ% (YoY)	1H02
NET INCOME ON GROUP TRANSACTIONS	278	(42.7)	485

TOTAL NET PROVISIONS	(993)	(30.0)	(1,419)
Net loan loss provisions	(647)	(26.7)	(883)
Amortization of goodwill	(301)	15.1	(262)
Net securities writedowns	—	n.m.	3
Special reserves	(45)	(83.9)	(277)

(1)	Argentina and Brazil under the equity method.

|  14

BBVA Group in the first half of 2003

Balance sheet and activity

Consolidated balance sheet

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
Cash on hand and on deposit at Central Banks	9,073	25.9	8,714	7,208
Due from credit entities	18,845	0.8	20,675	18,698
Total net lending	142,637	0.9	139,435	141,382
Fixed-income portfolio	68,982	(6.1)	64,743	73,483
• Government debt securities	18,032	(12.6)	17,719	20,636
• Other debt securities	50,950	(3.6)	47,024	52,847
Equities portfolio	9,588	(13.5)	9,795	11,090
• Companies carried by the equity method	6,545	(8.2)	7,334	7,127
• Other holdings	3,043	(23.2)	2,461	3,963
Goodwill in consolidation	4,106	(8.4)	4,296	4,480
Property and equipment	4,254	(16.3)	4,331	5,085
Treasury stock	60	32.6	104	45
Prior years’ losses at consolidated companies	3,360	6.3	3,351	3,162
Other assets	16,969	(8.1)	16,386	18,467
TOTAL ASSETS	277,874	(1.8)	271,830	283,100

Due to credit entities	52,964	(6.4)	52,019	56,566
Customer funds	182,771	(0.3)	178,825	183,375
• Deposits	142,414	(5.0)	138,961	149,901
• Marketable debt securities	34,072	27.8	33,471	26,652
• Subordinated debts	6,285	(7.9)	6,393	6,822
Other liabilities	19,811	(2.6)	18,796	20,338
Net income	1,500	(5.9)	683	1,594
Minority interests	5,449	(8.5)	5,931	5,956
Capital	1,566	—	1,566	1,566
Reserves	13,813	0.8	14,010	13,705
TOTAL LIABILITIES	277,874	(1.8)	271,830	283,100

Other customer funds managed	112,024	(2.7)	105,925	115,109
• Mutual funds	44,772	(3.9)	41,515	46,604
• Pension funds	38,265	5.7	36,587	36,216
• Customer portfolios and assets	28,987	(10.2)	27,823	32,289

MEMORANDUM ITEMS:
Average total assets	274,429	(7.3)	272,212	296,042
Risk weighted average assets	162,121	(4.0)	161,465	168,897
Average shareholders’ funds	12,432	(4.4)	12,848	13,002

15  |

BBVA Group in the first half of 2003

Balance sheet and activity

Total lending

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
Public sector	12,427	(5.2)	12,241	13,104
Residents	94,343	9.7	91,194	86,018
• Secured loans	48,516	15.4	46,777	42,035
• Commercial loans	7,171	1.5	7,012	7,067
• Other term loans	31,864	4.8	31,238	30,417
• Credit card debtors	972	10.9	940	877
• Other	1,854	(25.6)	1,644	2,492
• Finance leases	3,966	26.7	3,583	3,130
Lending to non-residents	37,724	(15.0)	37,459	44,394
• Secured loans	11,154	(14.6)	11,152	13,056
• Other	26,570	(15.2)	26,307	31,338
Non-performing loans	3,126	14.9	3,274	2,720
GROSS LENDING	147,620	0.9	144,168	146,236
Loan loss provisions	(4,983)	2.6	(4,733)	(4,854)

NET LENDING	142,637	0.9	139,435	141,382

MEMORANDUM ITEM (Excluding Argentina and Brazil):
Total lending	140,367	2.4	136,989	137,014

|  16

Variation of non-performing loans

(Millions of euros)

	2Q03	1Q03	4Q02
INITIAL BALANCE	3,274	3,473	3,061

Net change	(148)	(199)	412
+ Entries	665	523	1,108
– Outflows	(534)	(305)	(519)
– Write-offs	(279)	(417)	(177)

END OF THE PERIOD BALANCE	3,126	3,274	3,473

Non-performing and loan loss provisions

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
TOTAL NON-PERFORMING ASSETS	3,219	6.7	3,481	3,015
Non-performing assets	3,126	14.9	3,274	2,720
• Public sector	65	45.1	65	45
• Resident	707	(6.0)	725	752
• Non-resident sector	2,354	22.4	2,484	1,923
Non-performing off-balance sheet items	93	(68.4)	207	295

TOTAL RISK	163,586	0.9	159,815	162,071
Total lending (gross)	147,620	0.9	144,168	146,236
Off-balance items	15,966	0.8	15,647	15,835

PROVISIONS	5,229	3.5	4,983	5,052
Loan loss provisions	4,983	2.6	4,733	4,854
Off-balance items provisions	246	24.3	250	198

MEMORANDUM ITEMS:
Assets repossessed	452	(26.8)	457	617
Reserves	219	(8.3)	241	239
Coverage (%)	48.5		52.7	38.7

NPL ratios and coverage

(Percentage)

	30-06-03	31-03-03	30-06-02
NPL RATIOS:
Non-performing loans/Total lending	2.12	2.27	1.86
Non-performing assets/Total risk	1.97	2.18	1.86

COVERAGE RATIO:
Coverage of non-performing loans	159.4	144.6	178.5
Coverage of total risks	162.4	143.2	167.5
Coverage with mortgage guarantees	179.4	164.9	200.4

MEMORANDUM ITEM (Excluding Argentina and Brazil):
Non-performing loans/Total lending (gross)	1.57	1.64	1.61
Coverage of non-performing loans	194.9	187.4	197.4

17  |

BBVA Group in the first half of 2003

Balance sheet and activity

Customer funds managed

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
CUSTOMER FUNDS RECORDED ON BALANCE SHEET	182,771	(0.3)	178,825	183,375

DEPOSITS	142,414	(5.0)	138,961	149,901
Public sector	3,662	(62.8)	3,917	9,854
Resident	68,355	3.1	66,366	66,290
• Current accounts	20,872	3.3	19,381	20,213
• Savings accounts	16,687	13.7	14,390	14,670
• Time deposits	18,945	(11.8)	20,298	21,489
• Assets sold with repurchase agreement	11,851	19.5	12,297	9,918
Non-resident sector	70,397	(4.6)	68,678	73,757
• Current and savings accounts	24,247	(2.2)	23,790	24,801
• Time deposits	40,175	(4.0)	39,934	41,841
• Assets sold with repurchase agreement and other accounts	5,975	(16.0)	4,954	7,115

MARKETABLE DEBT SECURITIES	34,072	27.8	33,471	26,652
Mortgage bonds	11,717	100.5	11,708	5,844
Other	22,355	7.4	21,763	20,808

SUBORDINATED DEBT	6,285	(7.9)	6,393	6,822

OTHER CUSTOMER FUNDS MANAGED	112,024	(2.7)	105,925	115,109
Mutual funds	44,772	(3.9)	41,515	46,604
Pension funds	38,265	5.7	36,587	36,216
Customers’ portfolios and assets	28,987	(10.2)	27,823	32,289

TOTAL CUSTOMER FUNDS MANAGED	294,795	(1.2)	284,750	298,484

MEMORANDUM ITEM (excluding Argentina and Brazil):
Balance sheet carried in customer funds	180,328	0.5	176,416	179,474
Other customer funds managed	109,135	(2.8)	103,236	112,336
Total customer funds managed	289,463	(0.8)	279,652	291,810

|  18

Other customer funds managed

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
SPAIN	56,830	(0.5)	54,909	57,137

MUTUAL FUNDS	34,619	(0.9)	33,181	34,943
Mutual Funds (ex Real Estate)	34,177	(1.5)	32,795	34,712
• Money Market	10,653	4.0	10,551	10,242
• Fixed-income	11,995	(1.5)	11,963	12,179
Of which: Guaranteed	6,323	3.4	6,100	6,115
• Balanced	2,765	(33.4)	2,871	4,151
Of which: International funds	2,653	(20.4)	2,301	3,335
• Equities	8,174	3.0	6,773	7,937
Of which: Guaranteed	5,392	25.6	4,177	4,291
International funds	2,278	(26.4)	2,187	3,094
• Global	590	190.3	637	203
Real Estate Mutual Funds	442	91.0	386	231

PENSION FUNDS	11,358	8.5	11,033	10,466
Individual pension plans	5,761	11.1	5,612	5,185
Corporate pension funds	5,597	6.0	5,421	5,281

CUSTOMER PORTFOLIOS AND ASSETS	10,853	(7.5)	10,695	11,728

REST OF THE WORLD	55,194	(4.8)	51,016	57,972
Mutual funds	10,153	(12.9)	8,334	11,661
Pension funds	26,907	4.5	25,554	25,750
Customer portfolios and assets	18,134	(11.8)	17,128	20,561

OTHER CUSTOMER FUNDS MANAGED	112,024	(2.7)	105,925	115,109

Goodwill in consolidation

(Millions of euros)

	30-06-03	Δ% (YoY)	31-03-03	30-06-02
Global and proportional integration method	2,710	(9.5)	2,806	2,993
• Banks in America	1,975	(3.5)	2,042	2,047
• Pension fund management companies in America	474	(27.1)	494	650
• Other	261	(12.0)	270	296
Carried by the equity method	1,396	(6.1)	1,490	1,487

GOODWILL IN CONSOLIDATION	4,106	(8.4)	4,296	4,480

19  |

BBVA Group in the first half of 2003

Capital base

Capital base (BIS rules)

(Millions of euros)

	30-06-03	31-03-03 (1)	30-06-02
CAPITAL (TIER I)	13,627	13,727	13,705
Capital	1,566	1,566	1,566
Reserves (2)	10,276	10,483	10,367
Minority interests	5,449	5,931	5,942
• Preference shares	3,567	3,994	4,007
• Other	1,882	1,937	1,935
Deductions	(4,544)	(4,767)	(5,048)
• Goodwill	(4,106)	(4,296)	(4,480)
• Other	(438)	(471)	(568)
Attributable net income	1,167	514	1,166
Dividends	(287)	—	(288)

CAPITAL (TIER II)	6,469	6,573	6,872
Subordinated debt	4,695	4,764	5,163
Revaluation reserves and other	2,639	2,522	2,527
Deductions	(865)	(713)	(818)

TOTAL CAPITAL BASE	20,096	20,300	20,577
Minimum equity required	14,707	15,192	14,661

CAPITAL BASE SURPLUS	5,389	5,108	5,916

MEMORANDUM ITEM:
Risk-weighted assets	167,761	161,650	164,922

BIS RATIO (%)	12.0	12.6	12.5

CORE CAPITAL	6.0	6.0	5.9

TIER I (%)	8.1	8.5	8.3

TIER II (%)	3.9	4.1	4.2

(1)	Considering the Brazilian transaction as closed. If not, the ratios would be: Core capital 6,0%, TIER I 8,5%, TIER II 3,6% & BIS Ratio 12,1%.
(2)	Does not include revaluation reserves as these are considered TIER II.

Ratings

	Short term	Long term	Financial strength
Moody’s	P-1	Aa2	B+
Fitch-IBCA	F-1+	AA-	B
Standard & Poor’s	A-1+	AA-	—

|  20

BBVA Group in the first half of 2003

The BBVA share

The BBVA share

	30-06-03	31-03-03	30-06-02
Number of shareholders	1,183,969	1,189,260	1,180,843
Number of shares issued	3,195,852,043	3,195,852,043	3,195,852,043
Daily average number of shares traded	31,966,836	31,442,809	23,465,278
Daily average trading (millions of euros)	278.77	269.27	306.03
Maximum price (euros)	10.39	10.39	14.21
Minimum price (euros)	6.83	6.83	10.41
Closing price (euros)	9.15	7.63	11.45
Book value per share (euros)	4.11	3.88	4.14
Market capitalisation (millions of euros)	29,242	24,384	36,593

Stock performance ratios
	30-06-03	31-03-03	30-06-02
Price/Book value (times)	2.2	2.0	2.8
PER (Price Earning Ratio; times) (1)	13.9	11.4	21.3
Yield (Dividend/Price; %) (2)	3.83	4.59	3.04

(1)	PER at 30-06-03 is calculated using the median of the profit estimated by analysts (July 2003).
(2)	Dividend yield at 30-06-03 is calculated using the median of analysts’ estimates (July2003).

21  |

Business areas

This chapter breaks down the BBVA Group’s activities and earnings to show the contribution of each individual business area.

It starts with the lowest level units where all the accounting information related to their business is recorded. Subsequently and in accordance with the existing business structure, the units are classified and grouped to determine the composition of each area. All companies belonging to the Group are also assigned to business areas depending on their activity. Where necessary units are split and allocated to more than one area if the diversity of their activities so requires.

Once the structure of each area has been established, the management adjustments inherent in the model are applied. With regard to allocation of equity, the model uses a business capital allocation system based on the risks incurred by each business, evaluating the capital needs in terms of the lending, operational and market risks. First, the model quantifies the volume of strict equity (capital and reserves) attributable to the risks in each area, which is used to determine the return on equity (ROE) of each business. Next, the other capital base components (attributable subordinated debt and preferential shares) as well as the associated costs, are allocated.

There is one exception to the equity-allocation methodology described above. In particular, for the Mexico and Banking in America units, BBVA has maintained the book equity that would arise from a consolidated subgroup in each country. Therefore the full equity figure represents the BBVA Group’s share, while minorities are recorded under Other Eligible Funds.

Furthermore, the model allocates all direct and indirect expenses to the relevant business areas except for expenses of a markedly corporate or institutional nature (from the Group’s standpoint) that are not clearly linked to the corresponding activities.

Lastly, it should be underscored that the method used to calculate the net activity of each business (Retail, Wholesale and America) does not eliminate intergroup transactions that affect more than one area because these are considered an integral part of each business unit’s activities. When intergroup transactions are eliminated during consolidation they are posted to the Corporate Activities area and thus certain items on the corresponding balance sheet may have a negative balance.

In order to afford a realistic view of the business and permit a uniform comparison of the areas, the earnings of Group companies in Argentina and Brazil are recorded by the equity method under Corporate Activities.

This Quarterly Report breaks down the information per area into the following lines of business:

•	Retail Banking in Spain and Portugal: formed by the retail business, asset management and private banking business conducted by the Group in Spain and Portugal. Therefore it includes the individual customer and SME segments in the domestic market, the Finanzia/Uno-e Group (which specialises in e-banking, consumer financing, card distribution and renting activities), BBVA Portugal, the private banking business, the pension and mutual fund management business, and the earnings associated with the insurance business.

•	Wholesale and Investment Banking: this covers the Group’s businesses with large companies and institutions through national and international corporate banking and institutional banking. In addition, it also includes the trading room businesses in Spain, Europe and New York, the securities business and depository and custodial services. Furthermore, it includes other business and real estate project activities that are not covered through the Group’s interests in large corporations.

•	America: consists of activities and earnings of the Group’s affiliate banks in Latin America

|  22

and of their associate holdings, including pension fund managers and insurance companies as well as the international private banking business. This area does not include the earnings generated in Argentina and Brazil (which are recorded as income from companies by the equity method, under Corporate Activities) in order to provide an equitable comparison of the various businesses.

•	Corporate Activities: includes holdings in large industrial corporations and financial institutions, as well as the activities and earnings of support units such as the Assets and Liabilities Committee. Furthermore, it comprises other items, such as country-risk allocations and goodwill amortisation charges, that cannot be assigned to the areas on account of their nature (except those related to interests held by Business and Real Estate Projects, in the Wholesale and Investment Banking area). Lastly, and for the reasons specified above, it includes the earnings of the Group companies based in Argentina and Brazil, which are recorded as equity accounting income.

This area structure reflects the current organisation that manages and monitors the BBVA Group’s business activities. The 2002 figures, which are shown for comparison, are based on the same criteria.

Attributable net income by business areas

(Millions of euros)

	1H03	Δ% (YoY)	1H02
Retail Banking in Spain and Portugal	604	0.1	603
Wholesale and Investment Banking	218	25.7	174
America	344	(9.9)	381
Corporate Activities	1	(85.5)	8

ATTRIBUTABLE NET INCOME	1,167	0.1	1,166

ROE and efficiency

(Percentage)

	ROE		Cost/Income Ratio
	1H03	1H02	1H03		1H02
Retail Banking in Spain and Portugal	30.3	32.7	45.2		46.0
Wholesale and Investment Banking	22.0	17.7	29.2		35.3
America	22.5	22.2	43.0		45.2

BBVA GROUP	18.9	18.1	46.2	(1)	47.4	(1)

(1)	Argentina and Brazil consolidated by the equity method.

23  |

Business areas

Retail Banking in Spain and Portugal

Income statement

(Millions of euros)

	Retail Banking in Spain and Portugal			Memorandum item:
	1H03	Δ% (YoY)	1H02	Commercial & SME Banking		Asset Management and Private Banking
				1H03	Δ% (YoY)	1H03	Δ% (YoY)
NET INTEREST INCOME	1,603	0.7	1,592	1,442	0.2	20	(19.8)
Net fee income	703	(3.6)	729	597	(1.4)	97	(12.2)

CORE REVENUES	2,306	(0.6)	2,321	2,039	(0.3)	117	(13.6)
Net trading income	23	4.4	22	21	3.9	1	n.m.

ORDINARY REVENUES	2,329	(0.6)	2,343	2,060	(0.3)	118	(12.6)
Personnel costs	(692)	(1.3)	(701)	(628)	(1.9)	(26)	8.3
General expenses	(361)	(4.0)	(376)	(316)	(2.0)	(16)	6.2

GENERAL ADMINISTRATIVE EXPENSES	(1,053)	(2.2)	(1,077)	(944)	(1.9)	(42)	7.5
Depreciation and amortization	(59)	(5.0)	(62)	(52)	(4.0)	(2)	(8.5)
Other operating revenues and expenses	(26)	(0.6)	(26)	(25)	(0.9)	(1)	(4.1)

OPERATING PROFIT	1,191	1.1	1,178	1,039	1.5	73	(21.2)
Net income from companies under the equity method	2	n.m.	(10)	(1)	(54.7)	1	(26.9)
Amortization of goodwill	—	—	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—	—	—
Net loan loss provisions	(244)	14.3	(213)	(226)	17.0	(2)	2.9
Extraordinary items (net) and other	9	148.7	4	10	125.9	(1)	(51.6)

PRE-TAX PROFIT	958	(0.1)	959	822	(1.2)	71	(20.7)
Corporate income tax	(315)	(0.1)	(315)	(273)	(1.9)	(23)	(19.2)

NET INCOME	643	—	644	549	(0.9)	48	(21.4)
Minority interests	(39)	(2.0)	(41)	(35)	(6.8)	(4)	(8.4)

ATTRIBUTABLE NET INCOME	604	0.1	603	514	(0.4)	44	(22.3)

Balance Sheet

(Millions of euros)

	30-06-03	Δ% (YoY)	30-06-02	30-06-03		Δ% (YoY)	30-06-03		Δ% (YoY)
Total lending	84,562	11.5	75,855	78,850		11.6	728		(6.0)
Securities portfolio	152	(74.4)	592	9		(67.8)	38		(67.3)
Cash. interbank & monetary assets	1,939	(54.0)	4,214	1,142		2.6	220		(88.6)
Inter-area positions	15,845	3.5	15,312	14,377		1.0	1,143		19.9
Property and equipment	676	0.5	673	554		1.5	15		(5.1)
Other assets	706	(4.4)	738	408		(15.8)	35		(2.5)

TOTAL ASSETS/LIABILITIES	103,880	6.7	97,384	95,340		9.5	2,179		(43.0)
Deposits	51,751	(0.9)	52,212	47,648		2.0	1,345		(51.8)
Debt securities	6	(56.7)	14	—		—	—		—
Income for the period	643	—	644	549		(0.9)	48		(21.4)
Equity	6,937	6.5	6,515	5,743		6.7	569		7.6
• Shareholders’ funds	3,984	6.1	3,753	3,314		6.6	337		7.2
• Other eligible funds	2,953	6.9	2,762	2,429		6.8	232		8.2
Interbank accounts	2,599	(14.5)	3,038	30		(24.6)	2		(99.1)
Inter-area positions	38,869	21.0	32,135	38,690		21.1	78		(24.5)
Other liabilities	3,075	8.8	2,826	2,680		10.1	137		31.4

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	34,237	(0.2)	34,321	30,152	(1)	(9.1)	3,703	(1)	372.9
• Pension funds	11,563	9.3	10,581	5,432	(2)	7.3	5,933	(2)	9.6
• Customer portfolios and assets (3)	7,094	(47.5)	13,513	791		(55.7)	6,303		(46.3)

Relevant ratios

(Percentage)

	30-06-03	30-06-02	30-06-03	30-06-03
ROE	30.3	32.7	31.1	28.2
Cost/income ratio	45.2	46.0	45.8	35.9
NPL ratio	0.91	1.03	0.87	0.03
Coverage ratio	256.7	207.5	264.9	n.m.

(1)	In the 2q03 a 3 bn euros transfer has been made from Commercial&SME banking to the Asset Management and Private banking business area. In homogenous terms Y-o-Y changes would be 0.1% and 3.2% respectively
(2)	In the 2q03 a 220 million euros transfer has been made from Commercial&SME to the Asset management and Private banking business area. In homogenous terms the Y-o-Y changes would be 16% and 5.8% respectively.
(3)	In the 2q03 transfers have been made from this Business area to the America business area ( International private banking) for an amount of 2,600 million euros and to the Wholesale and Investment banking business area ( 2,500 million).

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This Group Area manages retail business, investment- and pension-funds, as well as insurance-related activities in Spain and Portugal. Apart from serving the segments of private customers and SMEs, through the subsidiaries Finanzia and Uno-e it is also involved in financing sales of consumer products, card distribution, renting and e-banking.

Positive performance in the second quarter has allowed the Area to improve all the lines on the income statement, both against the previous quarter (QoQ) and against the first quarter of last year (YoY). The second-quarter operating income was nearly 4% higher than in the first, so the cumulative figure for the first semester has grown 1.1%, reaching 1,191 million euros. After provisioning 14.3% more for loans, due basically to the increase in generic provisions derived from the overall growth of the loan portfolio, attributable profit is now 604 million euros, a similar level to the first semester of 2002. The Area’s return on equity (ROE) in the first half of the year was 30.3%.

Higher recurrent profit has mainly come from the higher net interest income. This has increased 1.5% over the first quarter (0.7% YoY), reflecting more commercial initiatives, backed by the launch of innovative products and the application of suitable price management techniques to the lower spreads caused by interest rates hitting record lows.

Lending activities from April to June showed the highest quarterly balance-sheet increase recorded over the last eighteen months. Thus, y-o-y growth reached 11.5% (10.3% to the end of March). Excluding loans under the VPO programme (subsidised housing), average investment balances have increased 13.4% over the last year, improving for all customer segments. Personal borrowing went up 15.5% (of which free-market housing mortgages accounted for 17.3%), SME borrowing 10.8% and businesses borrowing 12.4%. The Group has managed to make this dynamic performance compatible with a sustained reduction in the NPL ratio, which has recorded a new low, at 0.91% on 30-6-03, while the coverage ratio has gone up to 256.7%.

Deposits are showing 5.3% y-o-y growth (3.5% to end of March), after excluding the effect of no longer operating the Courts account, going up to 7% in the case of average monthly balances. Investment funds have shown excellent performance. Apart from recovering a positive y-o-y growth, after increasing assets by 1,715 million euros over the quarter, the fastest growing funds are also the highest fee collectors, bringing up and stabilising the average fee on funds for the Group as a whole.

The 3.0% rise in second quarter fees against the previous quarter was mainly fuelled by fees on banking services for collections and payments and the recovery of investment and pension funds. In comparison to the first half of 2002, the most outstanding growth figures were in card fees and commissions (+15.1%), account administration (+6.6%) and insurance (+10.3%). However, the y-o-y performance of securities intermediation and fund management fees is still contributing to a total drop of 3.6% (-5.7% in the first quarter).

The Area’s operating expenses are being kept below last year’s levels, showing a 2.2% reduction over the first six months. The cost/income ratio for the period, at 45.2%, represents progress over the first quarter of the year and also over the corresponding period for the previous year (46.0%).

Commercial Banking and SME Banking, which contribute over 85% of the Area’s margins and profit, have generated an operating income of 1,039 million euros this semester, with 1.5% growth against the same period of last year. The ordinary revenue remains at a similar level to 2002, while operating expenses has gone down 1.9%. Loan provisioning has increased 17.0% due to the higher amounts being put into the statistical fund and covering the generic provision to cover increased lending activity. Attributable profit reached 514 million euros, a similar figure to the first semester of last year.

BBVA was the first financial institution to broaden its catalogue of mortgage products in view of expectations that interest rates will be rising again in the future. It offers a wide range of solutions,

25  |

Business areas

Retail Banking in Spain and Portugal

including the first ever fixed interest mortgage on the Spanish market with a term of 30 years, the Hipoteca Mix Dos Tramos (“Two Tranche Mix”), which guarantees a fixed rate for the first five years, and a cover policy (CAP) that the customer can take out to hedge against rate increases.

In consumer loans, the revenues from the car loan business, Creditón Coche, have soared. This kind of loan allows customers to delay paying the final instalment as a function of the car’s value, making it easier for them to change cars, and also incorporates a significant discount on the car insurance if the policy is taken out with BBVA Seguros.

Important initiatives have been taken to help shops and small businesses. Soluciones Inmediatas (“Immediate Solutions”) gives shopkeepers instant financing for sales, without paperwork or having to make several trips to the bank, whilst in leasing, revenues have increased by approximately 30%.

Amongst balance-sheet funds, the Quincena del Ahorro (Libretón BBVA), the two-week savings special on the BBVA passbook account, in May, took a new and very successful approach, somewhat different to what was done in previous years. This boosted the efficacy of the campaign and also cemented customer loyalty. The campaign brought in approximately 1.5 billion euros of new business, handing out over 600,000 gifts. In term deposits, customers have given an enthusiastic welcome to the Libreta Flexible (“Flexible Passbook”), which has turned over 2.5 billion euros in the last five months since its launch in February.

Asset Management and Private Banking have continued to develop their business models. In the second quarter, BBVA Privanza was legally absorbed into BBVA and progress has been made in implementing BBVA Patrimonios, an exclusive, personalised customer service, with specialist management of such customers’ assets and investments.

In the first six months of the year, there has been a significant surge in the gathering of investment funds, especially guaranteed funds. BBVA’s range has continued to grow with new funds that allow participants to make the most out of improved market performance at all times. This has allowed the bank to raise almost 2 billion euros in such funds over the semester.

Despite the increase in contributions and the recovery of financial markets, year-on-year comparison of assets under management continues to be affected by the big dip experienced in the second semester of the previous year. This has led to a y-o-y drop in fees and means that the unit’s attributable profit to 30th June, 44 million euros, is still below last year’s. However, in the second quarter, the profit is higher than in the first and already at similar levels to the previous year’s.

The Special Financial Services Unit comprises Finanzia, Uno-e, Renting, Dinero Express and finance businesses in Portugal. To 30th June, this Unit managed over 1.3 billion euros of business, with y-o-y growth of 16%, while loans have gone up 13.9% to 2,437 million euros.

In Portugal, the various commercial plans put into effect have boosted operations, leading to y-o-y growth of over 30% in mortgage loans and a greater market share. This has meant the net interest income rising to 28 million euros, with y-o-y growth of 1.7%, despite the falling market rates. Meanwhile, operating expenses have remained at the same level as a year ago.

BBVA is market leader in life insurance distributed over bank networks, with a notable lead over the next competitor. This quarter, it has launched “Vida 15”, an innovative product incorporating cover for death and including a guarantee in the event of survival, so that the insuree can recover up to 50% of the premiums paid until the insurance expiry date.

42% more capital has been raised in insurance related savings products over the last twelve months, and 670 million euros of premiums have been written over the last six months. BBVA Seguros’ pre-tax profits to June were 87 million euros, 21% increase over the same period in 2002.

|  26

Business areas

Wholesale and Investment Banking

Income statement

(Millions of euros)

	Wholesale and Investment Banking			Memorandum item:
	1H03	Δ% (YoY)	1H02	Wholesale Banking		Markets
				1H03	Δ% (YoY)	1H03	Δ% (YoY)
NET INTEREST INCOME	348	(11.2)	391	258	0.4	51	(47.9)
Net fee income	91	(15.0)	107	69	(1.3)	24	(39.2)

CORE REVENUES	439	(12.0)	498	327	—	75	(45.4)
Net trading income	66	n.m.	(27)	12	n.m.	46	n.m.

ORDINARY REVENUES	505	7.4	471	339	3.8	121	0.4
Personnel costs	(96)	(8.2)	(105)	(59)	(0.6)	(32)	(18.1)
General expenses	(51)	(16.5)	(61)	(24)	(10.4)	(25)	(22.7)

GENERAL ADMINISTRATIVE EXPENSES	(147)	(11.2)	(166)	(83)	(3.6)	(57)	(20.1)
Depreciation and amortization	(6)	2.9	(5)	(2)	(7.5)	(3)	10.7
Other operating revenues and expenses	(2)	n.m.	—	(2)	25.3	(1)	131.1

OPERATING PROFIT	350	16.7	300	252	6.4	60	31.2
Net income from companies under the equity method	22	n.m.	(4)	2	n.m.	—	n.m.
Amortization of goodwill	(1)	(65.1)	(3)	—	—	—	—
Net income on Group transactions	1	(93.8)	23	—	—	—	n.m.
Net loan loss provisions	(57)	(13.9)	(66)	(50)	(23.1)	(3)	n.m.
Extraordinary items (net) and other	(3)	n.m.	1	—	n.m.	(20)	n.m.

PRE-TAX PROFIT	312	24.1	251	204	17.6	37	(17.7)
Corporate income tax	(73)	32.3	(55)	(60)	21.4	(6)	25.4

NET INCOME	239	21.9	196	144	16.1	31	(23.5)
Minority interests	(21)	(7.6)	(22)	(15)	(3.3)	(4)	(13.0)

ATTRIBUTABLE NET INCOME	218	25.7	174	129	18.9	27	(24.5)

Balance Sheet

(Millions of euros)

	30-06-03	Δ% (YoY)	30-06-02	30-06-03	Δ% (YoY)	30-06-03	Δ% (YoY)
Total lending	38,988	(2.2)	39,862	37,387	(4.4)	1,480	132.6
Securities portfolio	26,777	(5.7)	28,387	3,847	(6.9)	21,957	(5.2)
Cash. interbank & monetary assets	36,329	(13.7)	42,113	10,541	55.4	25,551	(27.4)
Inter-area positions	40,160	(2.5)	41,191	—	n.m.	40,099	(1.8)
Property and equipment	48	17.8	41	41	28.0	7	(22.0)
Other assets	6,529	(5.3)	6,895	468	(19.3)	5,992	1.2

TOTAL ASSETS/LIABILITIES	148,831	(6.5)	158,489	52,284	2.3	95,086	(10.1)
Deposits	46,684	8.3	43,099	21,991	28.2	24,644	(5.1)
Debt securities	6,568	33.0	4,939	6,568	33.0	—	—
Income for the period	239	21.9	196	144	16.1	31	(23.5)
Equity	3,659	7.6	3,400	2,301	15.1	628	22.9
• Shareholders’ funds	2,143	4.8	2,044	1,229	13.4	374	25.4
• Other eligible funds	1,516	11.8	1,356	1,072	17.2	254	19.4
Interbank accounts	54,967	(19.4)	68,220	6,253	(30.0)	48,715	(17.8)
Inter-area positions	29,039	(6.1)	30,926	13,834	(14.6)	14,680	8.9
Other liabilities	7,675	(0.4)	7,709	1,193	(7.8)	6,388	(1.2)

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	763	3.8	735	763	3.8	—	—
• Pension funds	2	(50.0)	4	2	(50.0)	—	—
• Customer portfolios and assets (1)	3,759	282.8	982	3,759	282.8	—	—

Relevant ratios

(Percentage)

	30-06-03	30-06-02	30-06-03	30-06-03
ROE	22.0	17.7	21.9	17.2
Cost/income ratio	29.2	35.3	24.4	47.2
NPL ratio	0.99	0.70	1.03	0.15
Coverage ratio	153.1	244.9	146.3	1.033.7

(1)	In the 2q03 an amount of 2,500 million euros has been transferred from Retail banking in Spain and Portugal ( Asset management and private banking).

27  |

Business areas

Wholesale and Investment Banking

Wholesale and Investment Banking comprises the domestic and international business of Global Corporate Banking; Institutional Banking and, within the Global Markets and Distribution Unit, trading rooms in Europe and New York, equity and bond distribution, and depository and custodial services. It also includes the Business and Property Projects Unit, and Global Transactional Services, which offers products such as cash management, factoring, confirming and trade finance.

The business strategy design, intense activity and canny adaptation to market conditions have led to significant performance improvement in the main items on the Area’s income statement during the first semester of this year, compared to the first quarter. Attributable profit for the first six months was 218 million euros, with y-o-y growth of 25.7%. Wholesale Banking contributed 129 million, Markets 27 million and Business and Property Projects 62 million. Return on equity (ROE) for the Area went up to 22.0%, as compared to 17.8% in the first semester of 2002.

Lending activities improved performance over the figures to the end of March. The Unit pursued a policy of prudence in risk management, especially in international business. This has significantly reduced the NPL ratio, cutting it down from 1.22% to 31-3-03 to 0.99% by the end of June. Coverage was extended from 135.5% to 153.1% over the same period.

Higher volumes, improved spreads and higher earnings on market operations allowed the ordinary margin to recover over the semester (+7.4%). Along with the ongoing cost-reduction drive, which has once again brought costs down by 11.2%, this has produced a 29.2% cost/income ratio, 610 basis points better than in the first semester of 2002, and a 16.7% growth in the operating income, which reached 350 million euros.

Wholesale Banking (Global Corporate Banking and Institutional Banking) has obtained an attributable profit of 129 million euros, with 18.9% growth. Excellent results were reported in domestic activities, where attributable profit increased 29.1% to 112 million euros over the semester. The ordinary margin went up 9.1% and the operating income 14.3%.

Global Corporate Banking followed a line of prudence, keeping volumes to suitable levels within the current risk scenario. Meanwhile, it managed to obtain significant fee income, whilst consolidating its policy of tailoring prices to risk in each individual market.

Amongst the most significant operations of the second quarter of 2003 are the syndicated loans of 2.7 billion euros to Banque PSA Finance and 2.5 billion euros to Carrefour; the one-billion-euro syndicated loan to Enagás; the refinancing of Enersis to a total of 2.33 billion euros; and the credit line to Arcelor for 2,003 million.

BBVA is number one global arranger for project finance this semester, on the global ranking published by Dealogic (Dealogic ProjectWare). This is the first time that a Spanish bank has headed this table. The bank arranged operations such as financing the 232 million-euros project for the Eurolink Motorway in Ireland, and the 700 million-dollar project for building and running the SR-125 highway in California.

In fixed-income securities, some of the most important transactions were the issue of 5 billion euros of 10-year Government Bonds and a 150 million-euro issue for John Deere Finance S.A., the first under its European Medium-Term Notes programme. In May, it also arranged a 750 million-dollar securitisation of oil exports for the Brazilian oil company, Petrobras.

The Corporate Finance Unit has acted as advisor to SEPI (the Spanish State Industrial Holding Company) in the 2,689-million euros sale of its toll-road company, Empresa Nacional de Autopistas. Bloomberg ranked BBVA third in Spain in volume of operations announced or signed in the first half of 2003.

Institutional Banking is the Group Unit specialising in providing services to public and

|  28

private institutions in Spain, Brussels and Portugal. Suitable price management and cost reductions have enabled it to achieve 17.6% growth on its operating income and 21.6% on its attributable profit. Lending activities have shown a y-o-y increase of 1.6% (4.0% on average balances) and customer deposits, discounting the effect of the Courts withdrawing their accounts, went up 6.2% (7.7% in average balances).

In the second quarter, Institutional Banking has won competitive tenders for paying the wage-roll of the Instituto Nacional de Estadística (National Statistics Institute) and the wage-roll and current expenses for the Gerencias Territoriales (local and regional administration offices for government departments).

BBVA Portugal, through the Institutional Banking Unit in the country, was chosen as the euro Treasury Bank for the European Commission, which will now channel all the collections, payments and other banking services the Commission needs in Portugal. BBVA is also the euro and dollar Treasury Bank for Spain, which makes it the financial institution of reference for the European Commission throughout the Iberian Peninsula.

In the second quarter, Global Markets and Distribution has been operating in an environment marked by uncertainty around the war in Iraq. Despite this, the Unit’s ordinary revenue has not only maintained last year’s levels, but has actually grown 0.4%. This was fuelled by the results of lending activity in a more lively market; the currency market, which recorded higher spot and volatility trading and long-term interest-rate business, where sensitivities were excellently managed in a highly volatile environment. All of this, together with a strong cost reduction drive (-20.1%), has given the unit an operating income growth of 31.2%.

The financial product distribution business, working from Madrid and over the foreign network, has done an exceptional job in placing the above-mentioned Government Bonds, establishing a new benchmark for the 10-year public debt market. It has also successfully arranged several other fixed-return securities operations. The Markets unit has produced the coverage for the BBVA Ranking II Garantizado investment fund. It has also structured various operations requiring dynamic hedging such as those done with the BBVA Partners fund and Banca Zurich.

This quarter, BBVA adopted the strategic decision to integrate its securities firm (BBVA Bolsa) into the Bank structure, in order to boost its global business vision and provide integrated management services for customers. The BBVA Group will also create an independent firm of analysts, to focus its research and analytical activities. It will be one of the pioneers in adopting this kind of structure to guarantee truly independent analysis.

BBVA has consolidated its leadership in currency trading, with a 49% market share, according to the Bank of Spain’s quarterly survey. It is also first in total volume of trade on the Spanish securities markets to 30th June, with a 13% market share, and second on the Spanish continuous market, with 46,718 million euros traded and a market share of 10.0%. BBVA also holds the leading position on the Portuguese PSI 20 derivatives market, with a 20% market share (data to 31st May).

According to the latest data available to 31st March, BBVA Factoring is still Spain’s leader in transactional products. It has 38% of the market and consolidated leadership in foreign collections and payments, with a 17.7% market share.

The Business and Property Projects to 30-6-03 was managing a portfolio of 105 industrial holdings, with a book value of over 1.1 billion euros and latent capital gains of 600 million euros.

As part of its portfolio turnover policy, it has divested 130 million euros this semester, generating 32 million euros profits. The unit’s operating income was 35 million euros and attributable profit over 62 million, i.e. a 101% y-o-y increase.

29  |

Business areas

America

Income statement

(Millions of euros)

	1H03	Δ% (YoY)	Δ% at constant exchange rate	1H02
NET INTEREST INCOME	1,454	(21.4)	15.5	1,850
Net fee income	798	(19.6)	10.4	993

CORE REVENUES	2,252	(20.8)	13.6	2,843
Net trading income	123	(51.5)	(27.7)	253

ORDINARY REVENUES	2,375	(23.3)	10.4	3,096
Personnel costs	(577)	(28.0)	3.7	(801)
General expenses	(443)	(26.0)	7.0	(599)

GENERAL ADMINISTRATIVE EXPENSES	(1,020)	(27.1)	5.1	(1,400)
Depreciation and amortization	(109)	(31.1)	(1.5)	(158)
Other operating revenues and expenses	(72)	(27.4)	4.8	(100)

OPERATING PROFIT	1,174	(18.4)	17.2	1,438
Net income from companies under the equity method	10	n.m.	n.m.	(3)
Amortization of goodwill	—	—	—	—
Net income on Group transactions	—	n.m.	n.m.	(3)
Net loan loss provisions	(299)	(25.3)	10.7	(401)
Extraordinary items (net) and other	(144)	(4.2)	66.4	(149)

PRE-TAX PROFIT	741	(15.9)	15.8	882
Corporate income tax	(180)	(20.5)	10.7	(226)

NET INCOME	561	(14.4)	17.6	656
Minority interests	(217)	(20.6)	10.7	(275)

ATTRIBUTABLE NET INCOME	344	(9.9)	22.4	381

Balance Sheet

(Millions of euros)

	30-06-03	Δ% (YoY)	30-06-02
Total lending	24,528	(13.5)	28,356
Securities portfolio	26,513	(12.4)	30,274
Cash. interbank & monetary assets	17,358	2.0	17,017
Inter-area positions	264	(79.7)	1,299
Property and equipment	2,294	(17.5)	2,780
Other assets	7,050	(9.7)	7,804

TOTAL ASSETS/LIABILITIES	78,007	(10.9)	87,530
Deposits	48,769	(14.1)	56,769
Debt securities	1,342	(19.0)	1,656
Income for the period	561	(14.4)	656
Equity	4,876	(4.8)	5,119
• Shareholders’ funds	3,005	(4.0)	3,129
• Other eligible funds	1,871	(6.0)	1,990
Interbank accounts	13,017	(2.1)	13,291
Inter-area positions	615	(15.9)	731
Other liabilities	8,827	(5.2)	9,308

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	9,663	(9.2)	10,646
• Pension funds	23,942	0.7	23,772
• Customer portfolios and assets (1)	18,113	1.9	17,781

Relevant ratios

(Percentage)

	30-06-03	30-06-02
ROE	22.5	22.2
Cost/income ratio	43.0	45.2
NPL ratio	4.40	3.52
Coverage ratio	191.5	243.3

(1)	In the 2q03 an amount of 2,600 million euros has been transferred from Retail banking in Spain and Portugal ( Asset management and Private banking).

|  30

The America business area includes banks, pension fund managers and insurance companies in North and South America plus the international private banking business. The financial statements shown below exclude Argentina which for special reasons is included in the Corporate Activities Area.

The second quarter witnessed a significant improvement in market sentiment with regard to Latin-America. Capital began to flow into the region once again, exchange rates improved significantly against the dollar and interest rates fell back – in some cases by a considerable amount.

In this environment the quarterly results of the BBVA Group in the region improved significantly. Attributable profit grew from 157 million euros in the first quarter to 187 million euros in the second quarter. Attributable profit of 344 million euros for the half-year were 22.4% higher at constant exchange rates. However at current exchange rates earnings fell by 9.9% (by 18.9% in the first quarter) although the performance of the Group’s banking business in the area has almost offset the exchange rate impact, as attributable profit fell by only 2.9%.

A more useful analysis can be gained by considering the results in local currency. The effect is the same if we use constant exchange rates and therefore, from here onwards, variations are expressed in these terms. Viewed in this manner, net interest income grew by 15.5% and fee income grew by 10.4%. This reflected favourable business trends. Although earnings on market operations fell by 27.7% (they were especially high in the first half of 2002), operating income grew by 17.2%. This was aided by efforts to contain costs, which grew by 5.1% - far lower than inflation in the region. Thus the cost/income ratio improved by 220 basis points compared to the previous year, falling to 43.0%. Growth in provisions eased to 10.7% due to the previously high levels and to the improvement in asset quality. These factors combined to increase attributable profit by 22.4%.

With regard to business activity, the BBVA Group recorded higher annual growth in deposits than in lending. The sum of deposits and mutual funds rose by 11.3% – rises of 7.9% in Mexico and 20.1% in the other countries. Pension funds under management increased by 20.9%. In year-on-year terms lending in the entire area grew by 7.5%. In Mexico lending grew by 9.2% (excluding trustee activities and support programmes) and by 5.7% in the other countries.

At the end of the quarter, the non-performing loan (NPL) ratio for the area was 4.40% although there was a difference between Mexico and the other countries. In Mexico, the NPL ratio fell to 4.33% (it was 4.69% at March 31st 2003) and coverage increased to 257.1%. On the other hand, the NPL ratio in other countries of the region increased to 5.22% (it was 3.85% at March 31st 2003). This was due to more stringent classification criteria in certain countries and not to regional deterioration of asset quality. The reclassification did not require additional provisions and so the coverage ratio for Latin America excluding Mexico fell to 107.1%. Despite this reduction in the coverage for certain countries, the overall coverage ratio for Latin America reached 191.5%.

The second quarter in Mexico was characterised by a sharp drop in interest rates with falls of nearly 350 basis points in short-term rates. This reflected the low inflation recorded in recent months and the moderate recovery of the peso against the dollar. Reference rates for banking business in the last days of the quarter were approaching all-time lows.

Banking business continued to develop favourable especially in regard to customer funds. In year-on-year terms customer funds increased 7.9% (9.4% on medium-range balances), driven by the favourable performance of lower-cost liabilities. Sight deposits and peso savings grew by 15.0%. On the other hand, fixed deposits were practically flat due to the transfer of funds (especially the more expensive deposits in private banking) to mutual funds. BBVA Bancomer consolidated its leadership in this business (especially in fixed income) and recorded a year-on-year increase of 21.3% in total funds under management.

Consumer lending continued to lead the way with an increase of around 30% over the previous year while the commercial portfolio started to show signs of recovery and increased by 9.5%. Total loans, excluding trustee accounts and support programmes, increased by 9.2% (8.6% on average balances).

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Business areas

America

Income statement

(Millions of euros)

Memorandum item:	Mexico			Banking in America
	1H03	Δ% (YoY)	Δ% at constant exchange rate	1H03	Δ% (YoY)	Δ% at constant exchange rate
NET INTEREST INCOME	952	(15.6)	18.6	473	(30.8)	13.1
Net fee income	535	(17.7)	15.6	109	(27.7)	12.2

CORE REVENUES	1,487	(16.4)	17.6	582	(30.2)	12.9
Net trading income	71	(51.6)	(31.9)	32	(64.4)	(36.3)

ORDINARY REVENUES	1,558	(19.1)	13.8	614	(33.6)	8.5
Personnel costs	(364)	(27.5)	1.9	(160)	(32.7)	8.4
General expenses	(274)	(27.5)	1.9	(136)	(27.1)	18.0

GENERAL ADMINISTRATIVE EXPENSES	(638)	(27.5)	1.9	(296)	(30.2)	12.6
Depreciation and amortization	(68)	(29.5)	(0.9)	(33)	(37.9)	(4.6)
Other operating revenues and expenses	(63)	(24.4)	6.3	(9)	(39.0)	3.3

OPERATING PROFIT	789	(8.8)	28.2	276	(36.1)	6.3
Net income from companies under the equity method	3	n.m.	n.m.	1	(85.2)	(74.9)
Amortization of goodwill	—	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—	—
Net loan loss provisions	(240)	9.1	53.4	(59)	(67.7)	(48.9)
Extraordinary items (net) and other	(78)	118.6	207.3	(59)	(46.7)	1.7

PRE-TAX PROFIT	474	(19.4)	13.3	159	10.5	78.0
Corporate income tax	(143)	(25.7)	4.4	(26)	27.6	77.3

NET INCOME	331	(16.3)	17.6	133	7.8	78.1
Minority interests	(136)	(26.7)	3.0	(50)	12.3	105.7

ATTRIBUTABLE NET INCOME	195	(7.1)	30.6	83	5.2	64.7

Balance Sheet

(Millions of euros)

	30-06-03	Δ% (YoY)	30-06-03	Δ% (YoY)
Total lending	13,746	(15.1)	9,173	(12.8)
Securities portfolio	21,586	(13.8)	4,269	(5.5)
Cash. interbank & monetary assets	10,569	(0.3)	3,030	38.4
Inter-area positions	2	(78.7)	2	(99.4)
Property and equipment	1,504	(21.9)	672	(8.1)
Other assets	5,724	(6.3)	1,041	(14.4)

TOTAL ASSETS/LIABILITIES	53,131	(11.3)	18,187	(6.7)
Deposits	31,807	(18.3)	12,723	0.3
Debt securities	872	(22.2)	470	(12.3)
Income for the period	331	(16.3)	133	7.8
Equity	2,697	8.6	1,375	(18.5)
• Shareholders’ funds	1,502	20.7	987	(20.9)
• Other eligible funds	1,195	(3.6)	388	(11.5)
Interbank accounts	10,129	6.0	2,035	(28.0)
Inter-area positions	32	(30.0)	2	(58.8)
Other liabilities	7,263	(1.5)	1,449	(11.7)

OTHER CUSTOMER FUNDS MANAGED
• Mutual funds	6,547	1.0	880	(26.2)
• Pension funds	6,637	8.4	17,305	(1.9)
• Customer portfolios and assets	7,852	(21.0)	136	(18.1)

Relevant ratios

(Percentage)

	30-06-03	30-06-03
ROE	25.7	16.3
Cost/income ratio	41.0	48.2
NPL ratio	4.33	5.22
Coverage ratio	257.1	107.1

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Attributable profit in Mexico in the second quarter came to 98 million euros and the total for the first half-year was 195 million euros. Of this figure, 147 million euros was contributed by banking business, 26 million euros by pension fund business and 21 million euros came from insurance business. At constant exchange rates the increase over the previous year was 30.6%.

Despite the important drop in interest rates, net interest income in the second quarter only fell slightly compared to the first quarter and the total for the half-year increased by 18.6% compared to the previous year. Customer spreads continued to be adequate thanks to price management and the reduction in higher-cost liabilities, which softened the impact of the lower interest rates.

Fee income continued to grow strongly, even after the sharp gains of the previous two years. Net fee income related to typical banking business grew by 18% in the half-year compared to the same period in 2002. In addition, fee income and mutual fund income performed well in the second quarter helped by the increase in managed funds. Fee income from Afore Bancomer (Mexican Pension Fund Administrator) grew during the half-year to 101 million euros, an increase of 7.7% over the previous year. This is significant in view of the economic slowdown and increased unemployment in that country. Altogether fee income now covers 83.9% of operating expenses, compared to 73.9% a year earlier.

Cost control continues to be a priority. Continuous improvement in rationalisation of structures and costs meant that, in local terms, operating expenses during the first half-year were practically unchanged from the previous year. It was even possible to absorb the higher cost of the contribution to the Bank Savings Protection Institute. Thus the cost/income ratio for BBVA Bancomer continued to improve to 41.0% at the end of the first half, compared to 45.7% for the same period in 2002.

This meant that operating income continued to grow in line with recent quarters, reaching 789 million euros in the first half, which was an increase of 28.2% year-on-year at constant exchange rates.

Highlights from other countries are shown below.

In Venezuela, exchange controls led to a sharp increase in liquidity in bolivars. There was therefore a corresponding increase in customer funds which rose 36.5% and this offset the fall in interest rates and in lending. These changes led to an increase of 19.7% in net interest income. The rest of the statement contains more positive than negative factors (expenses grew at half the rate of inflation and provisions declined due to the high rate of coverage already in place). In the case of negative factors, income due to exchange rate differences fell drastically following the introduction of fixed exchange rates. Therefore attributable profit increased by 115% over 2002, reaching 39 million euros.

In Peru, growth of around 12%-13% in business activity, affecting both funds and lending, and the fall in interest rates and spreads, meant that net interest income increased by 5.9%. However, higher earnings on market operations, the curtailment of costs and the reduction in provisioning meant that attributable profit grew by 135.3% to 9 million euros. Earnings attributable to the pension fund manager were 6 million euros, an increase of 16.2%.

In Chile, a surge in activity with increases of more than 20% in customer funds and lending, resulted in a significant gain in market share in 2002 (one percentage point in loans and nearly two points in deposits). This meant that operating income grew 46.6% in the first half. Attributable profit doubled compared to the previous year to 12 million euros. AFP Provida recorded earnings of 13 million euros, falling 7.8% due to the increase in fees paid for the higher loss ratio.

Puerto Rico had attributable profit of 20 million euros, which was practically the same as 2002, despite the context of low interest rates, despite the existence of certain non-recurrent earnings in the previous year and despite the increase in the level of taxation.

Attributable profit generated in Panama were 9 million euros, an increase of 44.9%. Attention is also drawn to the improvement in Colombia, which reversed recent trends and obtained earnings of 4 million euros in the last quarter. This was the highest figure in the last two years.

33  |

Business areas

Corporate Activities

Income statement

(Millions of euros)

	1H03	Δ% (YoY)	1H02
NET INTEREST INCOME	(62)	11.6	(55)
Net fee income	(37)	(21.5)	(48)

CORE REVENUES	(99)	(3.7)	(103)
Net trading income	124	40.2	89

ORDINARY REVENUES	25	n.m.	(14)
Personnel costs	(224)	7.5	(209)
General expenses	26	(53.6)	57

GENERAL ADMINISTRATIVE EXPENSES	(198)	30.3	(152)
Depreciation and amortization	(75)	(7.3)	(80)
Other operating revenues and expenses	(18)	43.3	(13)

OPERATING PROFIT	(266)	2.4	(259)
Net income from companies under the equity method	84	(29.1)	118
Of which: Argentina and Brazil	40	32.0	31
Amortization of goodwill	(300)	15.7	(259)
Net income on Group transactions	277	(40.5)	465
Net loan loss provisions	(47)	(76.8)	(203)
Extraordinary items (net) and other	71	n.m.	(101)

PRE-TAX PROFIT	(181)	(24.5)	(239)
Corporate income tax	237	(29.6)	336

NET INCOME	56	(44.0)	97
Minority interests	(55)	(38.4)	(89)

ATTRIBUTABLE NET INCOME	1	(85.5)	8

Balance Sheet

(Millions of euros)

	30-06-03	Δ%	30-06-02
Total lending	(2,731)	34.6	(2,030)
Securities portfolio	24,175	2.8	23,512
Cash, interbank & monetary assets	(16,085)	10.1	(14,611)
Inter-area positions	12,254	104.6	5,990
Property and equipment	1,583	(9.7)	1,754
Other assets	7,288	19.2	6,112

TOTAL ASSETS/LIABILITIES	26,484	27.8	20,727
Deposits	(2,714)	44.7	(1,876)
Debt securities	24,187	37.5	17,590
Income for the period	56	(44.0)	97
Equity	6,552	(19.6)	8,149
• Shareholders’ funds	2,749	(12.4)	3,137
• Other eligible funds	3,803	(24.1)	5,012
Interbank accounts	—	—	—
Inter-area positions	—	—	—
Other liabilities	(1,597)	(50.6)	(3,233)

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This area comprises the Group’s holdings in large industrial companies, its strategic financial interests, the activities and earnings of support units such as the Assets and Liabilities Committee and other activities that, due to their nature, cannot be assigned to a particular business area. The latter include country-risk provisions and amortisation of goodwill (except that related to business projects within the Wholesale Banking Area). This area also includes the results of Group affiliates in Argentina and Brazil via the equity method. Their earnings reached 40 million euros in the first half of 2003 (31 million euros in the same period last year).

In the second quarter further progress was made in Argentina towards normalisation of the financial system. Banking customers recovered their confidence and a wave of deposits made it possible to relax the corralón (withdrawal restraint law) without harming bank liquidity. In fact more than 80% of decontrolled funds remained with the banks. This percentage was even higher at Banco Francés, which captured further deposits and enjoyed considerable liquidity.

The Large Industrial Companies did not produce any capital gains during the semester, although greater activity in the derivatives market and the overall market recovery, generated earnings of 36 million euros in the market operations line. All in all, their unit reached an attributable profit of 19 million euros.

In the second quarter, the Financial Stakes Unit recorded the pending gain of 127 million euros arising from the take-over of Crédit Lyonnais by Crédit Agricole. The total capital gains generated by the transaction were thus 343 million euros. Furthermore the Bradesco operation was finally concluded in the second quarter with the Group taking a 4.44% stake.

The Assets and Liabilities Committee administers the Group’s interest rate and exchange rate structure as well as its overall liquidity and shareholders’ equity. Attention is drawn to the active position with regard to the structural risk portfolio for interest rates in 2003. At June 30th 2003 this came to 17,600 million euros after acquisitions of 6,200 million euros had been made in the first half. In addition, exchange-rate coverage operations extended to 75% of the net asset value in Mexico and Chile. This unit pays the cost of the coverage. There are also dollar/euro positions to cover the exchange-rate of the other Latin American countries, so the overall area remains covered at 75%. During the first half the Assets and Liabilities Committee presented market operations of 99 million euros and the attributable profit was 109 million euros.

The Corporate Activities Area includes operating costs of 279 million euros generated by the central unit at corporate level (and not allocated to individual businesses). It also absorbed other costs of an institutional nature that cannot be assigned to a particular area (corporate IT projects, retrenchment compensation, etc).

Goodwill amortisation charges in the first half came to 300 million euros. This was higher than 2002 due to early amortisation of 39 million euros following the Bradesco operation. As a consequence, the special purpose reserve made in 2002 is no longer required.

Loan loss provisions declined considerably compared to 2002 when the transfer of Argentina to the Group 5 country-risk category made it necessary to make additional provisions.

Lastly it should be pointed out that the business areas figures (for Retail, Wholesale and the Americas) do not eliminate intergroup transactions affecting these areas. These transactions are considered to be an integral part of the activity and management of each business. All intergoup transactions eliminated during consolidation have been assigned to the Corporate Activities Area and therefore some items on its balance sheet may contain negative amounts.

35  |

INVESTOR RELATIONS

•	MADRID 28046 - Pº Castellana, 81 - 23th floor

Tel: 34-91 537 52 40/73 20 and 34-91 374 42 22

Fax: 34-91 537 85 12

e-mail: inversores@grupobbva.com

•	NEW YORK - 1345 Ave. of the Americas, 45th floor, NY 10105

Tel: 1-212-728 16 60 - Fax: 1-212-333 29 05

e-mail: julissa.bonfante@bbvany.com

INTERNET INFO (http://www.bbva.com)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July, 28th 2003	By:	/s/ Javier MALAGON NAVAS
		Name:	Javier MALAGON NAVAS
		Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.